FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


    (Mark One)

      [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1998

                                      OR

      [  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

            For the transition period from __________ to __________

                        Commission file number:  0-7574


                       WAUSAU-MOSINEE PAPER CORPORATION
                         SAVINGS AND INVESTMENT PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)


                       WAUSAU-MOSINEE PAPER CORPORATION
                          1244 KRONENWETTER DRIVE
                          MOSINEE, WI 54455-9099
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

 WAUSAU-MOSINEE PAPER CORPORATION
 SAVINGS AND INVESTMENT PLAN
 Mosinee, Wisconsin

 FINANCIAL STATEMENTS AND
 SUPPLEMENTAL SCHEDULES
 Year Ended December 31, 1998

                    WAUSAU-MOSINEE PAPER CORPORATION
                      SAVINGS AND INVESTMENT PLAN

              FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                      YEAR ENDED DECEMBER 31, 1998


                             TABLE OF CONTENTS

                                                             PAGE

 Independent Auditor's Report                                  4

 Financial Statements:

     Statements of Net Assets Available for Benefits          5-6

     Statement of Changes in Net Assets Available for
     Benefits                                                 7-8

     Notes to Financial Statements                           9-18

 Supplemental Schedules:

     Schedule 1 - Item 27a - Schedule of Assets Held for
      Investment Purposes                                      20

     Schedule 2 - Item 27d - Schedule of Reportable (5%)
       Transactions                                            21

                   INDEPENDENT AUDITOR'S  REPORT

 Employee Benefits Committee of the
 Wausau-Mosinee Paper Corporation
 Mosinee, Wisconsin

 We have audited the accompanying statements of net assets available for benefits of the Wausau-Mosinee Paper Corporation Savings and Investment Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Wausau-Mosinee Paper Corporation Savings and Investment Plan as of December 31, 1998 and 1997, and changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

 Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1998, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                         WIPFLI ULLRICH BERTELSON LLP
                                         Wipfli Ullrich Bertelson LLP
 June 15, 1999
 Wausau, Wisconsin

                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                     December 31, 1998
                                                                                Neub&Berman
                          Templeton    Fidelity       WPMC        Nationwide    Lim Mat Bond  Fidelity   Phoenix
                           Foreign     Magellan    Common Stock    Indexed     Trst/Dreyfus A  Puritan  Balanced
                            Fund 1       Fund         Fund       Fixed Option    Bonds Plus    Fund       Fund
 Assets:
 Receivables:
    Employer contributions $   18,918  $   98,565    $   30,401   $   53,673  $   5,284   $   29,581 $   2,654
    Participant
      contributions             6,483      45,927         9,343       12,989      1,421        7,408       633
    Income
 Investments                1,470,401   9,052,451     2,270,112    3,755,118    365,760    2,048,813   182,083
    Total assets            1,495,802   9,196,943     2,309,856    3,821,780    372,465    2,085,802   185,370

 Net assets available
   for benefits            $1,495,802  $9,196,943   $ 2,309,856   $3,821,780  $ 372,465   $2,085,802 $ 185,370

 CONTINUED

                                                                             NSAT SM.CO
                       Neuberger &     Dreyfus        Janus        Janus    Fund/Warburg   Personal   M&I Stable
                          Berman       S&P 500        Twenty     Worldwide Pincus Emerg   Portfolios   Principal
                       Guardian Trst  Index Fund       Fund         Fund    Growth Fund     1 - 6        Fund
 Assets:
 Receivables:
    Employer
      contributions        $   68,814  $   46,157   $    59,860   $  27,334   $   4,698   $   18,980 $    24,490
    Participant
      contributions            21,920      13,325        24,665       8,589       1,247        5,652      57,991
    Income                                                                                               102,566
 Investments                5,280,543   3,277,589     5,222,764   2,015,101     320,274    1,420,754  19,826,210
    Total assets            5,371,277   3,337,071     5,307,289   2,051,024     326,219    1,445,386  20,011,257

 Net assets available
      for benefits         $5,371,277  $3,337,071   $ 5,307,289 $ 2,051,024   $326,219    $1,445,386 $20,011,257

 CONTINUED

                             Marshall   Northern      FID ADV     Brandywine    PBHG      Vanguard
                            Int Bond    Cap Mgmt     Eq Income     Blue Chip   Growth   Int'l Growth Participant
                               Fund        Fund         Fund          Fund       Fund        Fund        Loans
 Assets:
 Receivables:
    Employer
      contributions        $    2,044  $    70,411   $    6,391 $    20,628 $    9,850    $    5,168 $         -
    Participant
      contributions             7,524      152,256       20,848      56,431     22,225        15,083           -
    Income                      7,820
 Investments                1,505,297   55,907,894    6,099,295  15,130,567  8,228,617     3,559,144     716,497
    Total assets            1,522,685   56,130,561    6,126,534  15,207,626  8,260,692     3,579,395     716,497

 Net assets available
     for benefits          $1,522,685  $56,130,561   $6,126,534 $15,207,626 $  8,260,692  $3,579,395 $   716,497

 CONTINUED

                                     TOTALS
 Assets:
 Receivables:
    Employer contributions      $     603,901
    Participant contributions         491,960
    Income                            110,386
 Investments                      147,655,284
    Total assets                  148,861,531

 Net assets available
     for benefits               $ 148,861,531

                   SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                     December 31, 1997
                                                                            Neub&Berman
                           Templeton   Fidelity    WMPC        Nationwide   Lim/Mat Bond  Fidelity   Phoenix
                            Foreign    Magellan Common Stock    Indexed    Trst/Dreyfus A  Puritan  Balanced
                            Fund 1      Fund        Fund     Fixed Option    Bonds Plus     Fund      Fund
 Assets:
 Receivables:
    Employer
      contributions    $       957 $       843 $     1,034 $     1,276 $        86 $       726 $       38
    Participant
      contributions          3,313       9,464       4,031       4,145         594       2,499        136
 Investments             1,212,526   3,855,782   1,528,800   3,130,103     247,593   1,005,663     74,776
    Total assets         1,216,796   3,866,089   1,533,865   3,135,524     248,273   1,008,888     74,950
 Net assets available
      for benefits     $ 1,216,796 $ 3,866,089 $ 1,533,865 $ 3,135,524 $   248,273 $ 1,008,888 $   74,950

 CONTINUED

                                                                            NSAT SM.CO
                       Neuberger &     Dreyfus        Janus        Janus    Fund/Warburg   Personal   Particpant
                          Berman       S&P 500        Twenty     Worldwide Pincus Emerg   Portfolios     Loans
                       Guardian Trst  Index Fund       Fund         Fund    Growth Fund     1 - 6        Fund
 Assets:
 Receivables:
    Employer
     contributions     $     1,770 $     1,921 $     1,216 $     1,076 $       159 $     1,015 $         -
    Participant
     contributions          10,912       5,108       4,194       4,147       1,218       4,274
 Investments             4,905,454   1,350,921   1,251,599   1,032,575     255,037     870,945     471,871
    Total assets         4,918,136   1,357,950   1,257,009   1,037,798     256,414     876,234     471,871
 Net assets available
     for benefits      $ 4,918,136 $ 1,357,950 $ 1,257,009 $ 1,037,798 $   256,414 $   876,234 $   471,871

 CONTINUED

                                         TOTALS
 Assets:
 Receivables:
    Employer contributions           $     12,117
    Participant contributions              54,035
 Investments                           21,193,645
    Total assets                       21,259,797
 Net assets available for benefits   $ 21,259,797

                       SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                               Year Ended December 31, 1998
                                                                             Neub&Berman
                        Templeton    Fidelity      WPMC        Nationwide    Lim Mat Bond  Fidelity   Phoenix
                         Foreign     Magellan   Common Stock    Indexed     Trst/Dreyfus A  Puritan  Balanced
                          Fund 1       Fund        Fund       Fixed Option    Bonds Plus    Fund       Fund
 Additions:
   Employer
    contributions      $   47,115 $  171,331 $    61,458 $     91,137 $      14,447 $     54,990 $      4,398
   Participan deferral
    contributions         128,020    347,192     146,496      162,747        41,940      118,519        8,881
   Participant rollover
    contributions          10,796      4,887      16,058       27,939                    150,042
    Investment income              1,276,295                  149,105        10,501      186,051       13,323
   Transfers from other
     plans                497,654  3,992,072     701,803      980,986        92,944      520,311       44,834
   Transfers from other
     funds                             8,005      88,378      230,256                    137,681       39,005

    Total additions       683,585  5,799,782   1,014,193    1,642,170       159,832    1,167,594      110,441

 Deductions:

   Participant benefits
     & withdrawals         62,236    467,651     136,299      955,406        12,547       90,522
   Investment loss         39,608                101,748
   Administrative expenses    281      1,277         155          508            33          158           21
   Transfers to other
      funds               302,454                                                         23,060

    Total deductions      404,579    468,928     238,202      955,914        35,640       90,680           21

 Net additions            279,006  5,330,854     775,991      686,256       124,192    1,076,914      110,420

 Net assets available
    for benefits
    at beginning        1,216,796  3,866,089   1,533,865    3,135,524       248,273    1,008,888       74,950

 Net assets available
     for benefits
     at end            $1,495,802 $9,196,943 $ 2,309,856 $ 3,821,780  $    372,465  $  2,085,802 $    185,370

 CONTINUED

                                                                         NSAT SM.CO
                      Neuberger &     Dreyfus     Janus        Janus     Fund/Warburg     Personal   M&I Stable
                        Berman       S&P 500     Twenty     Worldwide   Pincus Emerg   Portfolios   Principal
                     Guardian Trst  Index Fund     Fund         Fund      Growth Fund     1 - 6        Fund
 Additions:
   Employer
      contributions    $  150,385 $   90,605 $   102,591 $    61,705  $      14,281 $     44,137 $          -
   Participant deferral
      contributions       383,633    220,597     198,426     177,737         50,211      121,071
   Participant rollover
      contributions        15,641      9,947       4,844       3,144          3,402
    Investment income     100,359    457,137   1,121,950     282,064          7,175       67,965
    Transfers from other
      plans             1,732,623    898,108   2,140,666     606,393         77,688      442,406   20,011,257
    Transfers from other
      funds                          494,186     704,071     147,122

    Total additions     2,382,641  2,170,580   4,272,548   1,278,165        152,757      675,579   20,011,257

 Deductions:
   Participant benefits
      & withdrawals       411,019    190,457     221,886     264,766         41,526       58,312
    Investment loss
    Administrative
      expenses                750      1,002         382         173             78          427
    Transfers to other
      funds             1,517,731                                            41,348       47,688

    Total deductions    1,929,500    191,459     222,268     264,939         82,952      106,427            0

 Net additions            453,141  1,979,121   4,050,280   1,013,226         69,805      569,152   20,011,257

 Net assets available
     for benefits
     at beginning       4,918,136  1,357,950   1,257,009   1,037,798        256,414      876,234

 Net assets available
     for benefits
    at end             $5,371,277 $3,337,071 $ 5,307,289 $ 2,051,024  $     326,219 $  1,445,386 $ 20,011,257

 CONTINUED

                      Marshall    Northern      FID ADV     Brandywine    PBHG      Vanguard
                      Int Bond    Cap Mgmt     Eq Income     Blue Chip   Growth   Int'l Growth Participant
                        Fund        Fund         Fund          Fund       Fund        Fund        Loans
 Additions:

   Employer
     contributions     $        - $        - $         - $         -  $            - $         - $          -
   Participant deferral
      contributions
   Participant rollover
      contributions
    Investment income                                                                                  45,673
    Transfers from other
      plans             1,522,685  56,130,561   6,126,534  15,207,626       8,260,692   3,579,395      211,476
    Transfers from other
      funds                                                                                            83,577
    Total additions     1,522,685  56,130,561   6,126,534  15,207,626       8,260,692   3,579,395      340,726

 Deductions:
   Participant benefits
      & withdrawals                                                                                    96,100
    Investment loss
    Administrative expenses
    Transfers to other funds

    Total deductions            0           0           0           0               0           0       96,100

 Net additions          1,522,685  56,130,561   6,126,534  15,207,626       8,260,692   3,579,395      244,626

 Net assets available
    for benefits
    at beginning                                                                                      471,871

 Net assets available
     for benefits
     at end            $1,522,685 $56,130,561 $ 6,126,534 $15,207,626  $    8,260,692 $ 3,579,395 $    716,497

 CONTINUED

                                                  TOTALS
 Additions:
    Employer contributions                     $     908,580
    Participant deferral contributions             2,105,470
    Participant rollover contributions               246,700
    Investment income                              3,717,598
    Transfers from other plans                   123,778,714
    Transfers from other funds                     1,932,281

    Total additions                              132,689,343

 Deductions:
    Participant benefits & withdrawals             3,008,727
    Investment loss                                  141,356
    Administrative expenses                            5,245
    Transfers to other funds                       1,932,281

    Total deductions                               5,087,609

 Net additions                                   127,601,734
 Net assets available for benefits
    at beginning                                  21,259,797
 Net assets available for benefits
    at end                                      $148,861,531

                           SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                  -8-

                   NOTES TO FINANCIAL STATEMENTS


 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICIES

 The following description of the Wausau-Mosinee Paper Corporation Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

 GENERAL

 The Plan was established on January 1, 1988. It is a defined contribution Plan that covers all salaried and hourly full-time employees of Wausau-Mosinee Paper Corporation and its subsidiaries (the "Company").

 Effective December 31, 1998, the Company merged all of its defined contribution plans with and into the Wausau-Mosinee Paper Corporation Salaried Savings and Investment Plan. This plan was renamed the Wausau-Mosinee Paper Corporation Savings and Investment Plan upon the consummation of the plan merger. See Note 7 for further discussion of the merger.

 An employee initially becomes eligible to participate at times varying from one day of service to 120 days of service, depending upon the employee's classification and his or her employment. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

 CONTRIBUTIONS

 Participants are allowed to contribute up to 16% of their gross annual compensation, as defined in the plan document. Contributions are subject to certain limitations.

 The Plan allows participants to roll over distributions from another company's retirement plan as contributions. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is made within 60 days of distribution. These deposits are not subject to the contribution limitations under the Internal Revenue Code
 (IRC).  The Company does not match these contributions.

 NONCOLLECTIVELY BARGAINED EMPLOYEES

 Through December 31, 1997, Wausau-Mosinee Paper Corporation matched participant contributions at the rate of $0.30 for every $1 contributed up to 6% of a participant's annual base salary. Effective January 1, 1998, the Company increased its matching contribution to $0.35 for every $1 contributed up to 6% of a participant's annual base salary.

 Through December 31, 1997, the Company made a discretionary matching contribution for every $1 contributed by the participant up to 6% of a participant's annual base salary if a certain return on equity was attained based on the Company's consolidated financial statements.

 During 1997, the Company's performance yielded a discretionary matching contribution of $0.10 per dollar contributed by participants up to 6% of a participant's annual base salary. Effective January 1, 1998, the Plan was amended to allow the Board of Directors to determine the discretionary contribution to be made for each $1 contributed by a participant who is employed on the last day of the year. For 1998, the calculation for the discretionary matching contribution was based on pretax return on equity. The discretionary matching contribution equaled $0.07 per dollar for each 1% of a participant's annual base salary that the Company's pretax return exceeded 20%. The Company's performance during 1998 yielded a discretionary profit-sharing contribution of $0.36 per dollar contributed by participants up to 6% of a participant's annual base salary.

 COLLECTIVELY BARGAINED EMPLOYEES

 Prior to December 31, 1998, the Plan did not cover collectively bargained employees. As a result of the merger on December 31, 1998, the Plan admitted all collectively bargained employees as participants.

 The Company matching contribution differs by company and subsidiary. Employees of certain divisions and subsidiaries of the Company do not receive a matching contribution while employees of certain subsidiaries and divisions do receive a matching contribution. The maximum matching contribution of any subsidiary or division of the Company is $1.93 per $1.00 contributed up to 6% of a participant's annual gross compensation through June 30, 1999.

 VESTING

 Participants are fully vested in their salary deferral and rollover contributions plus earnings/losses thereon. Vesting in the Company's matching and discretionary contributions, if applicable, plus actual earnings/losses thereon is based on years of service and the participant's employment status as either noncollectively bargained or collectively bargained.

 Noncollectively bargained participants are fully vested in the Company's contributions after three years of continuous service, or at the rate of 33 1/3% per year of service. Collectively bargained participants are fully vested in the Company's contributions after seven years of continuous service, or at the rate of 10% for the first four years, and 20% in succeeding years. A year of service consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.

 Participant contributions and earnings thereon, roll-over contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 1/2 or at any age if a participant demonstrates financial hardship.
 Financial hardship withdrawals are subject to government regulation and may be subject to a 10% penalty.

 FORFEITURES

 Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the employer's contribution. These forfeitures are used to reduce future employer contributions. The amount of forfeitures available to reduce Company contributions at 1998 and 1997 was $592,955 and $114, respectively.
 The forfeitures available increased significantly as a result of the merger discussed in Note 7.

 INVESTMENT OPTIONS

 The Plan allows participants to select their investment options from one or more of the following choices:

 COMPANY STOCK

 Funds are invested exclusively in the common stock of Wausau-Mosinee Paper Corporation and are not considered to be a diversified investment option. The fund seeks long-term capital growth, with current income and growth of income as secondary objectives.

 <circle> Wausau-Mosinee Paper Corporation Common Stock Fund

 INTERNATIONAL/GLOBAL FUNDS

 Funds are invested primarily in diversified equity securities and debt obligations of companies and governments outside the United States. The funds seek long-term capital appreciation.

 <circle> Templeton Foreign Fund I
 <circle> Janus Worldwide Fund
 <circle> Vanguard International Growth Fund

 AGGRESSIVE GROWTH FUNDS

 Funds are invested in diversified equity securities of small-to-medium sized companies in the United States with emerging or renewed growth potential. The funds seek long-term capital appreciation.

 <circle> Nationwide Separate Account Trust (NSAT) Small Company Fund
 <circle> Warburg Pincus Emerging Growth Fund

 GROWTH FUNDS

 Funds are invested in diversified equity securities of small, medium, and large companies considered to have better-than-average prospects for appreciation. The funds seek long-term capital appreciation.

 <circle> Fidelity Magellan Fund
 <circle> Janus Twenty Fund

 <circle> PBHG Growth Fund
 <circle> Brandywine Blue Chip Fund

 GROWTH AND INCOME FUNDS

 Funds are invested in a portfolio of common stocks, securities convertible to common stocks, and income-producing equity securities. The funds seek long-term total return and potential for capital appreciation with current income provided by dividends as a secondary objective.

 <circle> Dreyfus S & P 500 Index Fund
 <circle> Neuberger & Berman Guardian Trust
 <circle> Fidelity Advisor Equity Income Fund

 BALANCED/ASSET ALLOCATION FUNDS

 Funds are invested in common stocks for growth potential, high-quality government and corporate bonds to generate income, and short-term money market instruments to help balance volatility. The funds seek to maximize investment returns consistent with reasonable safety of principal by investing in a mix of asset classes noted above.

 <circle> Fidelity Puritan Fund
 <circle> Phoenix Balanced Fund
 <circle> Northern Capital Management Fund

 INCOME FUNDS

 Funds are invested in a diversified group of high quality debt securities with varying maturities. The funds seek the maximum amount of current income to the extent consistent with the preservation of capital and the maintenance of liquidity.

 <circle> Dreyfus A Bonds Plus
 <circle> Neuberger & Berman Limited Maturity Bond Trust
 <circle> Marshall Intermediate Bond Fund

 STABLE ASSET FUND

 Funds are invested in high quality, ultra-short-term debt securities with varying maturities not to exceed three months. The fund seeks to maintain and preserve principal with a secondary objective of maximizing current income.

 <circle> M&I Stable Principal Fund

 GUARANTEED RETURN CONTRACT

 Funds are invested primarily in investment grade bonds and mortgage backed securities. The fund guarantees a stated rate of return on a quarterly basis that is indexed to the Treasury Note yield.

 <circle> Nationwide Indexed Fixed Option

 LIFESTYLE FUNDS

 Funds are managed by a group of subadvisers who manage a portion of each fund's portfolio. Each of the six lifestyle funds vary from conservative, short-term (Personal Portfolio 1), to aggressive, long-term (Personal Portfolio 6), investment styles.

 <circle> Personal Portfolios 1 - 6

 Participants may change their investment elections for current account balance, future employee deferrals, and Company contributions as often as they like.

 PARTICIPANT LOANS

 Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50% of the participant's account balance or $50,000, and are secured by the balance in the participant's account. The loan's bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company's employee benefits committee. Interest rates on existing loans range from 7.75% to 11.00%. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan. The administrator is unable to provide a detail of loans receivable by fund type.

 PAYMENT OF BENEFITS

 On termination of service due to death, disability, or retirement, the vested portion of a participant's account is payable to the participant, or a named beneficiary, based on the participant's elected payment method. The payment options available are lump-sum, periodic payment, or nontransferable annuity.

 EXPENSES OF THE PLAN

 Administrative expenses charged by the third party administrator and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are allocated proportionately to plan participants based on their respective account balances. Loan fees are charged directly to the participant's account against the investment option for which the loan was originally charged.

 PLAN TERMINATION
 The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination, the account of each participant will be fully vested and nonforfeitable. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF ACCOUNTING

 The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

 USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

 The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

 INVESTMENT VALUATION

 The Plan's various mutual fund and company stock investments are carried at current value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses. Investments in the

 Nationwide Indexed Fixed Option are stated at contract amount which approximates fair value. Loans are stated at estimated fair value and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

 Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

 Investment income/loss on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest, and dividends. Specific detail of investment income/loss is not available from the trustee.

 PAYMENT OF BENEFITS

 Benefit payments to participants are recorded upon distribution.
                                  -14-

 NOTE 3 - INVESTMENTS

 The following represents a summary of the market value of investments at December 31, 1998 and 1997.  Investments that individually represent
 5% or more of the Plan's net assets available for benefits are separately identified.
     Investments at Fair Value as                 ASSET MARKET VALUE
     Determined by Quoted Market Price             1998         1997
 Common/collective trusts:
     Wausau-Mosinee Paper Corporation Common
     Stock Fund                               $  2,270,112  $ 1,528,800
     M&I Stable Principal Fund                  19,826,210
     Northern Capital Management Fund           55,907,894
     Other                                       1,505,297
                                                79,509,513    1,528,800
 Pooled separate accounts                        1,420,754      870,945
 Registered investment companies:
     Templeton Foreign Fund                      1,470,401    1,212,526
     Fidelity Magellan Fund                      9,052,451    3,855,782
     Neuberger & Berman Guardian Trust           5,280,543    4,905,454
     Dreyfus S & P Index Fund                    3,277,589    1,350,921
     Janus Twenty                                5,222,764    1,251,599
     Brandywine Blue Chip Fund                  15,130,567
     PBHG Growth Fund                            8,228,617
     Other                                      14,590,470    2,615,644
                                                62,253,402   15,191,926
     INVESTMENTS AT ESTIMATED VALUE
 Participant loans                                 716,497      471,871
     INVESTMENTS AT CONTRACT VALUE
 Investment contracts between financial
     institutions -
 Nationwide Indexed Fixed Option                 3,755,118    3,130,103
 Total investments                            $147,655,284  $21,193,645

 During 1998 and 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:
     Investments at Fair Value                NET CHANGE IN FAIR VALUE
     Determined by Quoted Market Price
                                             1998           1997
 Common/collective trusts                  ($101,748)    $371,201
 Pooled separate accounts                     67,965      496,867
 Registered investment companies           3,415,247    1,347,605

                                           3,381,464    2,215,673

     INVESTMENTS AT ESTIMATED FAIR VALUE

 Participant loans                            45,673       35,214

     INVESTMENTS AT CONTRACT VALUE

 Investment contracts between financial
      institutions                           149,105      281,919

 Net change in fair value                 $3,576,242   $2,532,806

 NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

 The following is a reconciliation of net assets available for benefits at December 31, 1997 to Form 5500.  Reconciling differences existed since the financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on a modified cash basis for
 1997.
                                                         1997
 Net assets available for benefits                     21,259,797
 Less - Receivables for employer, participant,
   and interest                                            66,152

 Net assets available for benefits - Form 5500        $21,193,645

 No reconciliation is necessary at December 31, 1998 since both the financial statements and Form 5500 were prepared on the accrual basis of accounting.

 NOTE 5 - TAX-EXEMPT STATUS OF THE PLAN

 The Internal Revenue Service has determined and informed the Company by a letter dated August 23, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The plan has been amended since receiving the determination letter. However, the plan administrator and Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

 NOTE 6 - NOTICE OF AVAILABILITY

 The complete annual report of the Wausau-Mosinee Paper Corporation Savings and Investment Plan is available upon request for a reasonable charge and is also available for examination at the plan administrator's office located in Mosinee, Wisconsin during normal business hours.

 NOTE 7 - PLAN MERGER

 On August 17, 1998, the Board of Directors of Wausau-Mosinee Paper Corporation, the plan sponsor, approved a comprehensive plan to merge all of its defined contribution plans into a single plan. Effective December 31, 1998, the following company-sponsored plans were merged with and into the Wausau-Mosinee Paper Corporation Salaried Savings and Investment Plan:

 <circle> Wausau-Mosinee Paper Corporation Hourly Savings and Investment
          Plan
 <circle> Rhinelander Paper Company, Inc. Hourly Savings and Investment
          Plan
 <circle> Wausau Papers of New Hampshire, Inc. Hourly Savings and
          Investment Plan
 <circle> Wausau Papers Otis Mill, Inc. Hourly Savings and Investment
          Plan
 <circle> Mosinee Thrift Plan
 <circle> Mosinee Savings Plan - Pulp and Paper Division
 <circle> Mosinee Converted Products Savings Plan
 <circle> The Sorg Paper Company 401(k) Savings Plan for Hourly
          Employees
 <circle> Bay West Savings Plan
 <circle> Bay West 401(k) Savings Plan for Hourly Employees

 The Company subsequently renamed the Wausau-Mosinee Paper Corporation Salaried Savings and Investment Plan as the Wausau-Mosinee Paper
 Corporation Savings and Investment Plan upon consummation of the plan merger.

 The transferred net assets have been recognized in the accounts of the Wausau-Mosinee Paper Corporation Savings and Investment Plan as of December 31, 1998, at their balances as previously carried in the accounts of the plans noted above. The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits as of December 31, 1998.

 Following is a summary of the aggregate assets of the plans transferred into the Wausau-Mosinee Paper Corporation Savings and Investment Plan
 on December 31, 1998:
 Receivables:
     Employer contributions                              $140,333
     Participant contributions                            435,727
     Income                                               110,386
 Investments at fair value                            123,092,268

 Total                                               $123,778,714

                                   -18-

                      SUPPLEMENTAL SCHEDULES

                            SCHEDULE 1 - ITEM 27A
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1998
 Identity of Issuer, Borrower     Description of Investment Including Maturity Date,                   Current
 LESSOR, OR SIMILAR PARTY         RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE         COST     VALUE
 Marshall & Ilsley Trust Company  Registered investment company - Templeton Foreign Fund 1       *   $1,470,401
 Marshall & Ilsley Trust Company  Registered investment company - Fidelity Magellan Fund         *    9,052,451
 Wausau-Mosinee Paper Corporation Common/collective trust - Wausau-Mosinee Paper Corp
                                     Com Stock Fund                                              *    2,270,112
 Marshall & Ilsley Trust Company  Group annuity contract: Nationwide Indexed
                                     Fixed Option 6.75%                                     3,755,118 3,755,118
 Marshall & Ilsley Trust Company  Registered investment company-N&B Lim Mat Bond
                                     Trst/Dryfs A Bonds Pl                                       *      365,760
 Marshall & Ilsley Trust Company  Registered investment company - Fidelity Puritan Fund          *    2,048,813
 Marshall & Ilsley Trust Company  Registered investment company - Phoenix Balanced Fund          *      182,083
 Marshall & Ilsley Trust Company  Registered investment company - Neuberger & Berman
                                      Guardian Trust                                             *    5,280,543
 Marshall & Ilsley Trust Company  Registered investment company - Dreyfus S & P 500 Index Fund   *    3,277,589
 Marshall & Ilsley Trust Company  Registered investment company - Janus Twenty Fund              *    5,222,764
 Marshall & Ilsley Trust Company  Registered investment company - Janus Worldwide Fund           *    2,015,101
 Marshall & Ilsley Trust Company  Registered investment company - NSAT Sm. Co Fund/Wrbrg Pinc
                                       Emer Gr Fu                                                *      320,274
 Marshall & Ilsley Trust Company  Registered investment company - Personal Portfolios 1-6        *    1,420,754
 Marshall & Ilsley Trust Company  Common/collective trust - M&I Stable Principal Fund            *   19,826,210
 Marshall & Ilsley Trust Company  Common/collective trust - Marshall Int Bond Fund               *    1,505,297
 Marshall & Ilsley Trust Company  Common/collective trust - Northern Capital Management Fund     *   55,907,894
 Marshall & Ilsley Trust Company  Registered investment company - Fidelity Advisor Equity
                                     Income Fund                                                 *    6,099,295
 Marshall & Ilsley Trust Company  Registered investment company - Brandywine Blue Chip Fund      *   15,130,567
 Marshall & Ilsley Trust Company  Registered investment company - PBHG Growth Fund               *    8,228,617
 Marshall & Ilsley Trust Company  Registered investment company - Vanguard International
                                    Growth Fund                                                  *    3,559,144
 Participant Loans                Rate during year 7.75% - 11.00%                                0      716,497

 * The mutual fund assets consist of pooled funds held by the custodian. The custodian has stated that they cannot provide information regarding the cost of the investments. There were no investment assets reportable as acquired and disposed of during the year.

 See Independent Auditor's Report.

                             SCHEDULE 2 - ITEM 27D
                    SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                              DECEMBER 31, 1998
                                                                                                 Current
                                                                                                 Value of
                                                                                Expense          Asset on   Net
                                                                               Incurred           Trans-   Gain
  Identity of            Description                Purchase  Selling  Lease     With       Cost  action    or
 Party Involved           of Asset                    Price    Price   Rental Transaction of Asset Date   (Loss)
 Nationwide Life     Registered investment company
  Insurance Company  Neuberger & Berman Guardian Trust 1,517,731  N/A    N/A     N/A      N/A    1,517,731   N/A

 Nationwide Life     Transfer of plan assets - WMPC
  Insurance Company  Hourly Savings & Investment Plan      N/A    N/A    N/A     N/A      N/A    6,987,642   N/A

 Nationwide Life  Transfer of plan assets - RPC
  Insurance Company  Hourly Savings & Investment Plan      N/A    N/A    N/A     N/A      N/A    3,161,551   N/A

 Nationwide Life  Transfer of plan assets - WP of NH
  Insurance Company  Hourly Savings & Investment Plan      N/A    N/A    N/A     N/A      N/A    1,500,176   N/A

 Nationwide Life  Transfer of plan assets - WP Otis Mill
  Insurance Company  Hourly Savings & Investment Plan      N/A    N/A    N/A     N/A      N/A    1,290,594   N/A

 Marshall & Ilsley Transfer of plan assets - Mosinee
  Trust Company     Thrift Plan                            N/A    N/A    N/A     N/A      N/A   40,250,886   N/A

 Marshall & Ilsley Transfer of plan assets - Mosinee
  Trust Company     Savings Plan, P&P Division             N/A    N/A    N/A     N/A      N/A   64,615,096   N/A

 Marshall & Ilsley Transfer of plan assets - Mosinee
  Trust Company     Converted Products Savings Plan        N/A    N/A    N/A     N/A      N/A    2,741,399   N/A

 Marshall & Ilsley Transfer of plan assets - Sorg Paper
  Trust Company     Co 401(k) Sav Plan for Hrly Emp        N/A    N/A    N/A     N/A      N/A      922,588   N/A

 Marshall & Ilsley Transfer of plan assets - Bay West
  Trust Company     Savings Plan                           N/A    N/A    N/A     N/A      N/A    1,813,353   N/A

 Marshall & Ilsley Transfer of plan assets - Bay West
  Trust Company     401(k) Savings Plan for Hrly Emp       N/A    N/A    N/A     N/A      N/A      495,429   N/A

 See Independent Auditor's Report.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Wausau-Mosinee Paper Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   WAUSAU-MOSINEE PAPER CORPORATION
                                   EMPLOYEE BENEFITS COMMITTEE



 DATE: June 28, 1999

                                   Michael L. McDonald
                                   Chairman

                                EXHIBIT INDEX
                                     TO
                                  FORM 11-K
                                     OF
                      WAUSAU-MOSINEE PAPER CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                    FOR THE YEAR ENDED DECEMBER 31, 1998
                Pursuant to Section 102(d) of Regulation S-T
                           (17 C.F.R. <section>232.102(d))



 EXHIBIT 23 -  Consents of Experts and Counsel

               Consent of Independent Accountants